Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Precision Drilling Corporation (“Precision”)

800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1

2.	Date of Material Change

November 8, 2023

3.	News Release

A news release reporting the material change was disseminated through the services of Globe Newswire and filed on SEDAR+ and EDGAR on November 8, 2023.

4.	Summary of Material Change

On November 8, 2023, Precision announced that it completed its acquisition of CWC Energy Services Corp. (“CWC”). The total consideration for CWC included 947,807 Precision common shares, approximately $14 million in cash, plus the assumption of CWC’s net debt of approximately $38 million, excluding transaction costs. The total transaction value for CWC was approximately $127 million on November 7, 2023.

5.1	Full Disclosure of Material Change

Effective November 8, 2023, Precision completed its acquisition of CWC. The total consideration for CWC included 947,807 common shares of Precision (the “Precision Shares”), approximately $14 million in cash, plus the assumption of CWC’s net debt of approximately $38 million, excluding transaction costs. The total transaction value for CWC was approximately $127 million on November 7, 2023.

As a result of completing the Arrangement, CWC became a wholly-owned subsidiary of Precision.

Precision has acquired all of the issued and outstanding shares of CWC (each, a “CWC Share”), with each CWC shareholder receiving, at their election (a) 0.002124306 of a Precision Share for each CWC Share; (b) $0.196668 in cash for each CWC Share; or (c) a combination of cash and Precision Shares, subject to proration

5.2	Restructuring Transaction

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

For more information, please contact:

Carey Ford, Chief Financial Officer
713.435.6100

9.	Date of Report

November 17, 2023